Exhibit 99.1

Enzymotec Ltd. Announces Annual
General Meeting of Shareholders

MIGDAL HA’EMEQ, ISRAEL, June 11, 2015 (GLOBENEWSWIRE) Enzymotec Ltd. (NASDAQ: ENZY) (the “Company”), today announced that it will hold an Annual General Meeting of Shareholders on Wednesday, July 29, 2015. The record date for shareholders entitled to vote at the meeting is Friday, June 19, 2015.

The meeting is being called for the following purposes:

(1)(a)	To re-elect Dr. Immanuel (Mani) Wasserman as a class II director of the Company, to serve as a director for a three year term;

(1)(b)	To re-elect Mr. Nir Belzer to serve as a class II director of the Company, to serve as a director for a three year term;

(2)	To elect Ms. Tamar Howson as a class II director of the Company, to serve as a director for a three year term, and to approve her compensation terms; and

(3)
To approve the reappointment of Kesselman & Kesselman, a member of PricewaterhouseCoopers International Limited, as the Company's independent, external auditors for the year ending December 31, 2015 and until the next annual general meeting of shareholders, and to authorize the Company’s Board of Directors, with power of delegation to its audit committee, to set the fees to be paid to such auditors.

The shareholders may also act upon such matters as may properly come before the meeting or any adjournment or postponement thereof.

Approval of each of the above proposals requires the affirmative vote of the holders of a majority of the voting power represented at the meeting in person or by proxy and voting on the proposal.

In addition to considering the foregoing proposals, the Company's shareholders will have the opportunity to hear from representatives of the Company’s management, who will be available at the meeting to review and discuss with shareholders the financial statements of the Company for the year ended December 31, 2014.

The presence, in person or by proxy, of any two or more shareholders holding, in the aggregate, at least 25% of the voting rights in the Company constitute a quorum for purposes of the meeting. In the absence of the requisite quorum of shareholders at the meeting, the meeting will be adjourned to the same day in the next week, at the same time and place, unless otherwise determined at the meeting in accordance with the Company’s articles of association. At such adjourned meeting the presence of at least two shareholders in person or by proxy (regardless of the voting power represented by their shares) will constitute a quorum.

Shareholders who are unable to attend the meeting in person will be requested to complete, date and sign their proxy cards and return them promptly in the pre-addressed envelope that will be provided, so as to be received not less than forty eight (48) hours in advance of the meeting. No postage will be required if mailed in the United States to the Company's United States transfer agent, American Stock Transfer & Trust Company. Shareholders who attend the meeting in person may revoke their proxies and vote their ordinary shares at the meeting.

 If ordinary shares in the Company are held in “street name” (meaning held through a bank, broker or other nominee), shareholders will be able to either direct the record holder of their shares on how to vote the shares via www.proxyvote.com or obtain a legal proxy from the record holder to enable the shareholder to participate in and to vote the shares at the meeting or to appoint a proxy to do so.

Joint holders of ordinary shares in the Company should take note that, pursuant to Enzymotec's articles of association, the vote of the senior of joint holders of any share who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other holder(s) of the share, and for this purpose seniority will be determined by the order of registration of the joint holders in the register of shareholders.

Additional Information

In connection with the meeting, the Company will make available to its shareholders of record a proxy statement describing the time and place, and other logistical information related to the meeting, and the proposals to be voted upon at the meeting, along with a proxy card enabling them to indicate their vote on each proposal. The Company is also furnishing copies of the proxy statement and proxy card to the Securities and Exchange Commission, or SEC, in a Report of Foreign Private Issuer on Form 6-K, which may be obtained for free from the SEC’s website at www.sec.gov and will be available on the Company’s  website at www.enzymotec.com.

The full text of the proposed resolutions for the meeting, together with the form of proxy card, may also be viewed beginning on Tuesday, June 30, 2015, at the registered office of the Company, Sagi 2000 Industrial Area, Migdal Ha’Emeq 2310001, Israel, from Sunday to Thursday (excluding holidays), 10:00 a.m. to 5:00 p.m. (Israel time).  The Company's telephone number at its registered office is +972-74-717-7177.

About the Company

The Company is a leading global supplier of specialty lipid-based products and solutions. The Company develops, manufactures and markets innovative bio-active lipid ingredients, as well as final products, based on sophisticated processes and technologies.

For more information, visit www.enzymotec.com.

Press Contact:

KCSA Strategic Communications
Jeffrey Goldberger / Tram Bui
212.896.1249 / 212.896.1290
ENZY@kcsa.com